NATIXIS ETF TRUST

March 14, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form N-1A Filing for Natixis ETF Trust

Dear Sir or Madam:

On behalf of Natixis ETF Trust (the “Registrant”), transmitted for filing is a registration statement on Form N-1A concerning the registration of the Trust and the shares of the Natixis Seeyond International Minimum Volatility ETF, which is the initial series of the Trust (“Fund”), under the Securities Act of 1933 and the Investment Company Act of 1940 (“1940 Act”).

Prior to this registration, the Trust filed a related notification of registration on Form N-8A pursuant to the 1940 Act. The Trust and its adviser, NGAM Advisors, L.P., have received exemptive relief under certain sections of and rules under the 1940 Act relating to the Fund functioning as an exchange-traded fund.

Please direct any questions on the attached materials to me at (617) 449-2818.

Very truly yours,

/s/ John DelPrete
John DelPrete